UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Hoehl, Robert H.
   P.O. Box 1070
   1400 Shelburne Road

   Burlington, VT 05402-1070
2. Issuer Name and Ticker or Trading Symbol
   IDX Systems Corporation (IDXC)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   11/00
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   Chairman Of The Board
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
--------------------------------------------------------------------------------
----------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities
Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed
of (D)            Securities         Indirect
                                              Date        Code
A               Beneficially   D   Beneficial
                                              (Month/
or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount
D  Price        End of Month   I
--------------------------------------------------------------------------------
----------------------------------------------------
Common Stock
4,537,015.00   D  Direct
Common Stock
143,590.00     I  by Spouse
Common Stock                                  11/08/00    G    V   99,583.00
A                              I  by Trust
Common Stock                                  11/08/00    G    V   99,583.00
A                              I  by Trust
Common Stock                                  11/08/00    G    V   99,583.00
A                              I  by Trust
Common Stock                                  11/08/00    G    V   99,583.00
A                              I  by Trust
Common Stock                                  11/24/00    G        99,583.00
D               789,133.00     I  by Trust (1)
Common Stock                                  11/08/00    G    V   99,584.00
D                              I  by Trust-CKHGRAT

(2)
Common Stock                                  11/08/00    G    V   99,584.00
D                              I  by Trust-CKHGRAT

(2)
Common Stock                                  11/08/00    G    V   99,583.00
D                              I  by Trust-CKHGRAT

(2)
Common Stock                                  11/08/00    G    V   99,583.00
D                              I  by Trust-CKHGRAT

(2)
Common Stock                                  11/08/00    G    V   99,583.00
D                              I  by Trust-CKHGRAT

(2)
Common Stock                                  11/08/00    G    V   99,583.00
D               0.00           I  by Trust-CKHGRAT

(2)

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially
Owned  (Columns 1 through 6)
--------------------------------------------------------------------------------
----------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number
of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action
Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or
Disposed of (D)
                               Derivative
                               Security                       Code  V   A
D                Exercisable  Expiration
--------------------------------------------------------------------------------
----------------------------------------------------

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially
Owned  (Columns 1,3 and 7 through 11)
--------------------------------------------------------------------------------
----------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount
8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying
of Deri-    Derivative        Indirect
                               Date      Securities
vative      Securities    D   Beneficial
                                                                        Amount
or     Security    Beneficially  or  Ownership
                                                                        Number
of                 Owned at      I
                  -                      Title                          Shares
End of Month
--------------------------------------------------------------------------------
----------------------------------------------------

Explanation of Responses:

(1)
Shares are held in trust for the benefit of the reporting person's children. The reporting person's wife is trustee.
(2)
Shares held in trust by Cynthia K. Hoehl Grantor Retained Annuity Trust f/b/o the reporting person's children. The reporting person is trustee.

SIGNATURE OF REPORTING PERSON
/S/ By: Diane L. Brown, Attorney-In-Fact
    For: Robert H. Hoehl
DATE December 7, 2000